                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 1) 1


                        Cadus Pharmaceutical Corporation
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   127639-10-2
                                ----------------
                                 (CUSIP Number)

                           E.J. Buckingham, III, Esq.
                              Solvay America, Inc.
                              3333 Richmond Avenue
                              Houston, Texas 77098
                                 (713) 525-6080
                           -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2002
                           -------------------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                       2
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
-------------------------------                 --------------------------------
CUSIP NO. 127639 10 2                 13D            PAGE 2 OF 5 PAGES
-------------------------------                 --------------------------------
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  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Physica B.V.

--------------------------------------------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                          (a) [ ]
                                                                                          (b) [X]

--------------------------------------------------------------------------------------------------------------------

  3      SEC USE ONLY



--------------------------------------------------------------------------------------------------------------------

  4      SOURCE OF FUNDS *

             Not applicable

--------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                 [ ]


--------------------------------------------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

              The Netherlands

--------------------------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER
       NUMBER OF                                                       0
         SHARES            -----------------------------------------------------------------------------------------
      BENEFICIALLY
        OWNED BY              8    SHARED VOTING POWER
          EACH                                                         0
       REPORTING           ------------------------------------------------------------------------------------------
         PERSON               9    SOLE DISPOSITIVE POWER
          WITH                                                         0
                           ------------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                                                       0
--------------------------------------------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

--------------------------------------------------------------------------------------------------------------------

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *              [ ]


--------------------------------------------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%

--------------------------------------------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON *

                           CO
--------------------------------------------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D/A ("Schedule 13D/A") relates to the beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Company").

         The address of the principal executive office of Cadus is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY AND BACKGROUND.

         Physica B.V. ("Physica") is a Dutch corporation that is in the business of forwarding, including but not limited to pharmaceutical, chemical, biological, and mechanical products. Its principal business address and the address of its principal office is C.J. van Houtenlaan 36, 1381 CP Weesp, The Netherlands.

         Physica has no directors.

         Physica's sole officer is Egidius Aloysius Alphonsus Maria Koopmans, who is President and CEO.

         No director or officer of Physica has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         No director or officer of Physica was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Sale of all shares of Common Stock held by Physica.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)      None.

       (b)      Not applicable.

       (c) All shares of Common Stock that were beneficially owned by Physica were sold, pursuant to a Stock Purchase Agreement, dated April 23, 2002, to Barberry Corp.

       (d)      Not applicable.

       (e) Pursuant to the terms of the Stock Purchase Agreement, all shares of Common Stock held by Physica were transferred on April 23, 2002, and Physica ceased to be the beneficial owner of any shares of Common Stock on that date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



May 14, 2002                 /s/ E.A.A.M. Koopmans
------------------           -------------------------------------------------
(Date)                           Egidius Aloysius Alphonsus Maria Koopmans
                                 President and CEO




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